SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______)

Table of contents

•	Eni’s Board of Directors: approval of the third tranche of the provision in place of 2023 dividend: € 0.24 per share
•	Eni: fourth quarter and full year 2023 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: February 16, 2024

Eni’s Board of Directors

Approval of the third tranche of the provision in place of 2023 dividend: € 0.24 per share

San Donato Milanese, 15 February 2024 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the third of the four tranches of the provision in place of the 2023 dividend from Eni S.p.A. available reserves1 of € 0.24 (compared to a total annual provision, in place of the dividend, equal to € 0.94) per share outstanding at the ex-dividend date as of 18 March 20242, payable on 20 March 20243, as resolved by the Shareholders’ Meeting of 10 May 2023.

Holders of ADRs, outstanding at the record date of 19 March 2024, will receive € 0.48 per ADR, payable on 8 April 20244, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 45.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 19 March 2024 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

1

Eni: fourth quarter and full year 2023 results

Key operating and financial results

Q3			Q4			Full Year
2023			2023	2022	% Ch.	2023	2022	% Ch.
86.76	Brent dated	$/bbl	84.05	88.71	(5)	82.62	101.19	(18)
1.088	Average EUR/USD exchange rate		1.075	1.021	5	1.081	1.053	3
34	Spot Gas price at Italian PSV	€/MWh	41	95	(57)	42	122	(65)
14.7	Standard Eni Refining Margin (SERM)	$/bbl	8.1	13.6	(40)	10.1	8.5	19
1,635	Hydrocarbon production	kboe/d	1,708	1,617	6	1,655	1,610	3
	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million
2,620	E&P		2,431	2,923	(17)	9,934	16,469	(40)
111	Global Gas & LNG Portfolio (GGP)		677	63	..	3,247	2,063	57
401	Enilive, Refining and Chemicals		(87)	379	(123)	555	1,929	(71)
219	Plenitude & Power		111	118	(6)	681	615	11
(337)	Corporate, other activities and consolidation adjustments		(363)	99		(612)	(690)
3,014			2,769	3,582	(23)	13,805	20,386	(32)
3,953	Proforma adjusted EBIT ⁽ᵃ⁾		3,755	4,985	(25)	17,809	25,333	(30)
251	Investment results and interest expense		398	776	(49)	1,281	1,578	(19)
3,265	Adjusted profit (loss) before taxes		3,167	4,358	(27)	15,086	21,964	(31)
1,818	Adjusted net profit (loss) ⁽ᵃ⁾⁽ᵇ⁾		1,638	2,493	(34)	8,298	13,301	(38)
0.54	per share - diluted (€)		0.49	0.74		2.46	3.78
1,916	Net profit (loss) ⁽ᵃ⁾⁽ᵇ⁾		149	627	(76)	4,747	13,887	(66)
0.57	per share - diluted (€)		0.05	0.21		1.40	3.95
3,369	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		3,606	4,114	(12)	16,498	20,380	(19)
3,519	Net cash from operations		4,175	4,593	(9)	15,119	17,460	(13)
1,916	Net capital expenditure ⁽ᶜ⁾		2,433	2,775	(12)	9,160	8,243	11
8,679	Net borrowings before lease liabilities ex IFRS 16		10,899	7,026	55	10,899	7,026	55
57,284	Shareholders' equity including non-controlling interest		53,618	55,230	(3)	53,618	55,230	(3)
0.15	Leverage before lease liabilities ex IFRS 16		0.20	0.13		0.20	0.13
(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures".
(b) Attributable to Eni's shareholders.
(c) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

San Donato Milanese, February 16, 2024 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the full year and the fourth quarter of 2023. Eni CEO Claudio Descalzi said:

“2023 was another year of excellent results for Eni in the face of an uncertain and volatile scenario. We delivered strongly on both financial and operational targets and we continued to progress our strategy of generating value while decarbonizing and ensuring secure and affordable energy supplies to markets. Our results were underpinned by our distinctive satellite model that continues to prove to be an effective lever in accelerating growth and value creation.

We have completed the acquisition of Neptune which with its gas weighted portfolio strongly synergistic to our assets in North Europe, Indonesia and North Africa will be a core element of our future plans. In 2023 we continued to deliver our organic growth, with the completion on time and on budget of the two flagship, low-carbon projects of Baleine in Cote d’Ivoire and Congo FLNG ph.1. We maintained leadership in exploration thanks to outstanding success in Indonesia and elsewhere, while we also hit the upper range of our production target. GGP achieved its historical result thanks to the quality of its portfolio, steady optimization drive and favorable contractual settlements.

Delivering gas and low carbon projects is one aspect of our transition plan as we are also materially growing our presence in the new energies. Enilive, our activity dedicated to biofuels and mobility services, has expanded its international presence by purchasing a 50% interest in the Chalmette biorefinery in the USA and by signing a JV agreement in South Korea. Plenitude has now reached 3 GW of renewable capacity. These two businesses already generate an economic performance of around €1 bln EBITDA each.

With the recent entry of an institutional investor into the shareholding of Plenitude, we highlighted the value of this business, that is estimated at around €10 bln and accessed additional dedicated capital supporting our growth plan.

Our financial results were excellent, with a proforma adjusted EBIT of almost €18 bln and an adjusted net profit of more than €8 bln. Cash flow generation at €16.5 bln before working capital movements gave us a significant headroom over the substantial cash returns to shareholders of €4.8 bln, while keeping our leverage at 0.2.”

Financial highlights of the fourth quarter 2023

•	Notwithstanding a volatile scenario featuring both weaker Brent (down by 5% from Q4 ‘22) and natural gas prices (down 57% for the European benchmarks), in Q4 ’23 Eni’s adjusted profit before tax was €3.2 bln (with a FY adjusted profit before tax of €15.1 bln), signaling a robust Group performance driven by strong operational execution and financial discipline.

•	Proforma adjusted EBIT[1] for Q4 ’23 was €3.8 bln (with a remarkable €17.8 bln in the FY) driven by steady E&P results, a record-breaking GGP performance and a positive contribution from Plenitude.

•	E&P earned €2.4 bln of adjusted EBIT in Q4 ’23, down 17% from Q4 ’22 affected by weaker realized prices, partly offset by a strong rebound in hydrocarbon production, up by 6% to 1.71 mln boe/d in the quarter.

FY ’23 E&P adjusted EBIT was €9.9 bln (versus €16.5 bln in the FY ’22) reflecting weaker hydrocarbons realization and the effect of the deconsolidation of Azule. Including the contribution of JV/associates, proforma adjusted EBIT for the FY was €13.3 bln (versus €20.9 bln in 2022).

•	Q4 ’23 GGP adjusted EBIT was €0.68 bln and included the favorable outcome of an arbitration procedure. FY ’23 adjusted EBIT was a record €3.2 bln, up by 57% compared with 2022, driven by an optimized natural gas and LNG portfolio and contract renegotiations benefits, while maintaining stability and reliability of supplies to European markets and compensating for the reduction of Russian volumes. Including the contribution of JV SeaCorridor, proforma adjusted EBIT for the FY was €3.4 bln.

•	Enilive delivered €0.12 bln of adjusted EBIT in the Q4 ’23, up by 5% y-o-y, €0.73 bln in the FY ’23 (up by 8%) benefitting from a resilient marketing performance. Proforma adjusted EBITDA in the FY ’23 was €1 bln in line with the Company’s guidance.

•	Refining Q4 ’23 results were impacted by negative trends in the refining scenario, with the SERM falling by 40% y-o-y and narrower spreads between heavy/sour vs. light/sweet crudes, with an adjusted EBIT of €0.03 bln compared with €0.36 bln in Q4 ‘22 (€0.44 bln in FY ’23 compared with €1.51 bln in FY ‘22).

•	Plenitude & Power delivered €0.11 bln of adjusted EBIT in Q4 ‘23, down 6% year-on-year, impacted by lower marketing margins for both renewables and gas-fired plants. FY ’23 adjusted EBIT was €0.68 bln, up 11% leveraging on strong performance in the retail business and the material ramp-up in renewable capacity. Plenitude’s proforma adjusted EBITDA in the FY ’23 was €0.93 bln well ahead of the original EBITDA guidance.

•	Versalis reported an adjusted operating loss of €0.24 bln in Q4 ’23 (a loss of €0.61 bln in the FY ’23). The negative performance was driven by a weak macro environment and higher production costs in Europe.

•	Q4 ’23 adjusted net profit attributable to Eni shareholders was €1.64 bln, with a Group tax rate of about 48%. In the FY ’23 adjusted net profit attributable to Eni shareholders was €8.30 bln and a Group tax rate of about 44%.

•	In Q4 ’23, Group adjusted operating cash flow before working capital at replacement cost was €3.6 bln, exceeding outflows related to organic capex of €2.4 bln, and resulting in an organic free cash flow “FCF” of €1.2 bln. In the FY ’23, adjusted cash flow was €16.5 bln, exceeding outflows related to capex of €9.2 bln, resulting in an organic FCF of around €7.3 bln. In addition to fund WC requirements, the organic FCF was deployed to return cash to shareholders through dividends (€3 bln) and a share repurchase program (€1.8 bln), and to pursue strategic M&A opportunities to accelerate growth in the decarbonization businesses (€2.4 bln), including the Chalmette deal in the USA, the acquisition of Novamont control and the purchase of gas assets in Algeria.

•	Net borrowings ex-IFRS 16 as of December 31, 2023, were €10.9 bln, an increase of around €3.9 bln from December 31, 2022. Group leverage stood at 0.20, versus 0.13 as of December 31, 2022.

•	In November 2023, the second out of four instalments of the dividend for the fiscal year 2023 of €0.23 per share was paid for a total consideration of €0.75 bln. The third instalment of the 2023 dividend of €0.24 per share was resolved at the same Board meeting and is scheduled to be paid on March 20, 2024.

1 For a reconciliation of Group proforma adjusted EBIT and segment breakdown see page 26.

•	In September, the second tranche of the 2023 share buy-back program was launched contemplating a maximum cash out of €1.375 bln (or a maximum number of 275 mln shares, approximately 8% of the share capital) to be executed by April 2024. Through February 9, 2024, 84.5 mln shares have been purchased for a cash outlay of €1.275 bln.

•	In December, Plenitude and Energy Infrastructure Partners (EIP) signed an agreement which allows EIP to acquire a 9% interest in Plenitude through a reserved share capital issuance with net proceeds to Eni’s subsidiary of up to €0.7 bln. The transaction, expected to be finalized early in 2024, is recognizing an implied enterprise value of Plenitude of around €10 bln and will strengthen Eni’s consolidated financial structure and leverage. As at December 31, 2023, Plenitude’s net debt was about €2.2 bln.

Main business developments

Exploration & Production

•	In FY 2023, exploration activities delivered an outstanding performance with around 900 mln boe of new resource additions to the reserve base, driven by the exceptional Geng North discovery in Indonesia, one of the best in the whole sector, and continuing success in Egypt, Mexico, Algeria, Tunisia and UAE.

•	In Q4 2023, production resumed its growth trajectory with 1.71 mln boe/d, up by 6% y-o-y; production for the year was 1.66 mln boe/d, hitting the upper range of our production target.

•	Among the production highlights of the year, we can count the startup of the Baleine oilfield, off the Côte d’Ivoire, in less than two years after the discovery, and the commissioning of the Tango FLNG vessel in block Marine XII off Congo, which will deliver the first LNG cargo in the first quarter 2024 on schedule.

•	In January 2024, the Neptune acquisition was finalized and will contribute to 2024 results. The transaction, comprising Neptune’s entire portfolio other than its operations in Norway (purchased by Vår Energi owned at 63% by Eni) and Germany (carved out of the transaction), aligns with Eni’s strategy of providing the market and the customers with affordable, secure, and low-carbon energy, guaranteed by natural gas.

•	Indonesia is expected to become one of the major growth drivers of natural gas in E&P. The giant Geng North discovery coupled with the integration of Neptune assets and of the interests in the Rapak and Ganal PSC blocks, farmed-in from Chevron, will give Eni access to massive resources whose development will be synergistic with Eni’s existing fields and the Bontang LNG export terminal, offering the prospect of transforming the Kutei basin into a new world class gas hub.

Global Gas & LNG Portfolio (GGP)

•	The GGP segment has delivered on ensuring stable and reliable natural gas supplies to European markets notwithstanding the massive fall in the import flows from Russia.

•	In November, Eni signed an agreement with Open EP to guarantee the flow of gas from France to Switzerland and Italy in the event of interruptions or significant flow reductions from Germany.

Enilive, Refining and Chemicals

•	In the Q4 2023 the Chalmette biorefinery in Louisiana (USA), a 50-50 joint venture between EniLive and PBF Energy established earlier in the year, produced 81 ktonnes of bioproducts (204 ktonnes in the second half of 2023).

•	In October, Versalis completed the purchase of the remaining 64% participating interest in Novamont from its other shareholder Mater-Bi acquiring the control of the investee.

•	In October, construction works started of a demo plant in Mantova to develop Hoop®, Versalis proprietary technology developed with Italian engineering company S.R.S. testing a chemical process to recycle mixed plastic waste and to transform it into raw materials to produce new virgin polymers.

•	In November, an agreement was signed with Saipem to explore opportunities to jointly build biorefineries producing airlines and motor transport biofuels.

•	In January, Enilive and LG Chem building on the preliminary agreement signed in September 2023, decided to form a joint venture which will make the final investment decision on a biorefinery project in South Korea expected to start operations in 2026 with an annual processing capacity of 400 ktons of feedstocks, leveraging on Eni's Ecofining™ technology.

•	In January, signed a MOU between Enilive and Ryanair for the long-term supply of sustainable aviation fuel at selected Ryanair airports across Italy. This agreement will enable Ryanair to access to up to 100,000 tons of Sustainable Aviation Fuel (SAF) between 2025 and 2030.

•	In January, Eni confirmed its decision to build Italy's third bio-refinery in Livorno with a capacity of 500 ktonnes/y. The project is awaiting official authorizations and includes the construction of a biogenic feedstock pre-treatment unit, an Ecofining™ plant and a facility to produce hydrogen from methane gas. Completion and commissioning are expected by 2026.

Plenitude & Power

•	In October, operations started at the world’s largest offshore wind facility, Dogger Bank, where the Plenitude-participated Vårgrønn JV retains a 20% revenue-interest. Renewable electricity is transmitted to the UK’s national grid.

•	In December, the Plenitude participated JV GreenIT signed an agreement with Galileo, the pan-European renewable energy development and investment platform, to install 140 MW of solar photovoltaic capacity in Italy, with ongoing plans to reach 1,000 MW.

•	In December, signed a deal where Plenitude agreed to purchase from EDP Renováveis, S.A an interest of 80% in the photovoltaic plants of Cattlemen (Texas), Timber Road and Blue Harvest (Ohio) with a total installed capacity of about 478 MW (383 MW Plenitude share).

•	In December, Plenitude reached an agreement with BlueFloat Energy and Sener Renewable Investments to join their strategic partnership to progress in the development of offshore wind projects in Spain. The agreement allows to create a leading consortium in the Spanish offshore wind sector with a total portfolio of approximately 1.25 GW of floating offshore wind projects.

Decarbonization and Sustainability

•	The associated natural gas volumes produced at the recently started-up Baleine field off the Cote d’Ivoire are being freely delivered to local state companies to fuel the country’s electricity generation significantly contributing to reducing energy poverty and improving local development, as part of Eni’s dual flag partnership model.

•	Eni UK has been awarded a Carbon Dioxide Appraisal and Storage Licence (CS Licence) for the depleted Hewett gas field, in the Southern North Sea sector of the UK.

•	In November, the Callisto's integrated Carbon Capture and Storage (CCS) project has been included in the European list of Projects of Common Interest (PCI Projects). This project, which Eni as operator is developing in a JV with Snam, will build a CCS hub in the Ravenna offshore (Italy) leveraging Eni’s depleted gas fields in the area.

•	In October, Eni and the UK Government reached an agreement in principle on an economic model for the activities of CO2 transportation and storage at the HyNet NorthWest CCS hub operated by Eni. Hynet NorthWest is expected to be operational around the middle of this decade with an initial storage capacity of 4.5 mmtonnes/y of CO2.

•	In December, Eni Rovuma Basin (Mozambique) announced the start of vegetable oil production to be used as feedstock in Eni’s biorefineries. The vegetable oil extracted from products from local agro-processing factories preserve agriculture, while ensuring traceability, respect of human rights and contribution to local development.

•	In December, Eni signed a five-year Sustainability-Linked revolving credit line worth €3 billion, related to two targets of the Company’s Sustainability-Linked Financing Framework, lastly updated in April 2023.

•	In December, Eni was ranked as Gold Standard within the Oil and Gas Methane Partnership 2.0 (OGMP 2.0) program as reported in the International Methane Emissions Observatory (IMEO) published by the United Nations Environment Programme (UNEP), following Eni's positive assessment for significantly improving reporting of methane emissions, and for having already complied with the Oil and Gas Climate Initiative (OGCI) recommendation of reducing upstream methane emission intensity "well below 0.2%" by 2025. Eni has already achieved this target thanks to a continuous focus on reducing fugitive emissions and through projects of methane abatement from venting and flaring. In 2022 this value stood at 0.08%.

•	ESG/Climate Ratings: Sustainalytics has maintained Eni in the “medium risk” band once again in 2023. Eni has been also confirmed first among its peers in terms of number of aligned metrics in the Climate Action 100+ Net Zero Benchmark evaluation issued in October. Moreover, Eni has been recognized for the fourth consecutive year by Carbon Tracker's "Absolute Impact 2023" research as the only company among the 25 largest ones in the Oil & Gas sector to have established climate objectives that meet the prerequisites to be aligned with Paris Agreement.

•	Eni announced its financial support to the Global Flaring and Methane Reduction trust fund (GFMR), a program sponsored by the World Bank to help governments and operators in developing countries eliminate routine flaring and reduce methane emissions from the O&G sector to near zero by 2030.

•	In December, an energy efficiency program was started in Rwanda through the delivery of improved cookstoves to households in the Nyagatare district. The whole program foresees supply and monitor 500,000 improved cookstoves during the next 10 years to reduce CO2 emissions and improve health conditions while cooking.

•	In December, Eni signed a voluntary 5-year-term cooperation agreement with the International Organization for Migration (IOM) to boost youth employment in Libya’s Fezzan region. The project will involve 850 trainees and will enhance their professional skills creating a stronger workforce in key fields, such as agribusiness, facilitating their inclusion in the agriculture, construction, and industry sectors, while improving youth prospects through education, training, and employment services.

Outlook 2024

The Company will issue its financial and operating targets for 2024 and its strategic plans at a Capital Markets Day scheduled on March 14, 2024. A press release summarizing the Group’s strategy and objectives will be issued on the same day and disseminated through the Company’s website (eni.com) and other public channels as required by applicable listing standards.

Business segments operating results

Exploration & Production

Production and prices

Q3			Q4			Full Year
2023			2023	2022	% Ch.	2023	2022	% Ch.
	Production
758	Liquids	kbbl/d	781	776	1	769	751	2
4,590	Natural gas	mmcf/d	4,851	4,426	10	4,635	4,523	2
1,635	Hydrocarbons ⁽ᵃ⁾	kboe/d	1,708	1,617	6	1,655	1,610	3
	Average realizations ⁽ᵇ⁾
79.13	Liquids	$/bbl	77.53	77.60	(0)	74.87	92.39	(19)
6.79	Natural gas	$/kcf	7.21	8.72	(17)	7.28	8.61	(15)
57.20	Hydrocarbons	$/boe	57.48	61.96	(7)	56.23	69.06	(19)

(a) Effective January 1, 2023, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil equivalent = 5,232 cubic feet of gas (it was 1 barrel of oil = 5,263 cubic feet of gas).The effect on production has been 5 kboe/d in the fourth quarter and the full year. Data of the previous 2023 quarters have been restated accordingly.

(b) Prices related to consolidated subsidiaries.

•	In Q4 ’23 hydrocarbon production averaged 1.71 mln boe/d (1.66 mln boe/d in the FY ’23), up 6% compared to Q4 ’22 (up 3% vs. the FY ’22). Production was supported by the ramp-up in Mozambique, start-up of the Baleine project in Côte d'Ivoire, higher activity in Algeria, which also benefited from the business acquisitions, in Kazakhstan due to unplanned events occurred in the same period ’22, as well as in Libya and Indonesia. These increases were offset by lower production due to mature fields decline. In the sequential comparison production increased by almost 5% due to above mentioned drivers.

•	Liquid production was 781 kbbl/d in Q4 ’23 (769 kbbl/d in the FY ’23, up 2% vs. the FY ’22), up 1% compared to Q4 ’22. Production growth in Kazakhstan and Côte d'Ivoire was partly offset by mature fields decline.

•	Natural gas production was 4,851 mmcf/d in Q4 ’23 (4,635 in the FY ’23, up 2% vs. the FY ’22), up 10% compared to Q4 ’22. Production increases were reported in Algeria, Mozambique in relation to the ramp-up of the Coral Floating LNG project, Libya, Indonesia and Kazakhstan, offset by mature fields decline.

Proved oil&gas reserves – preliminary data

(bboe)
Net proved reserves at December 31, 2022		6.6
Additions		0.4
Production		(0.6)
Net proved reserves at December 31, 2023		6.4
Reserves replacement ratio, all sources	(%)	67

•	In 2023, net additions of proved reserves were 0.4 bln boe relating to discoveries, extensions and revisions of previous estimates. These additions drove an all-sources reserve replacement ratio of 67%.

•	The reserves life index was 10.6 years as of December 31, 2023.

•	More information about the Company’s reserves activity for the year will be disclosed in our 2023 Annual Report on Form 20-F.

Results2

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
2,542	Operating profit (loss)	1,463	2,280	(36)	8,549	15,963	(46)
78	Exclusion of special items	968	643		1,385	506
2,620	Adjusted operating profit (loss)	2,431	2,923	(17)	9,934	16,469	(40)
(93)	Net finance (expense) income	26	(128)		(196)	(319)
243	Net income (expense) from investments	414	691		1,321	2,086
85	of which: - Vår Energi	89	171		454	951
105	- Azule	255	281		653	455
2,770	Adjusted profit (loss) before taxes	2,871	3,486	(18)	11,059	18,236	(39)
(1,241)	Income taxes	(1,448)	(1,598)		(5,543)	(7,402)
44.8	tax rate (%)	50.4	45.8		50.1	40.6
1,529	Adjusted net profit (loss)	1,423	1,888	(25)	5,516	10,834	(49)
	Results also include:
128	Exploration expenses:	331	361	(8)	687	605	14
46	- prospecting, geological and geophysical expenses	40	55		205	220
82	- write-off of unsuccessful wells	291	306		482	385
1,425	Capital expenditure	1,809	1,999	(10)	7,133	6,252	14

●	In Q4 ’23, Exploration & Production reported an adjusted operating profit of €2,431 mln, a decrease of 17% compared to Q4 ’22 due to lower crude oil prices in USD (the marker Brent was down by 5% in the quarter) and lower benchmark gas prices in all geographies, which negatively affected realized prices of equity production, particularly in Europe, as well as the appreciation of the EUR/USD exchange rate (up by 5%). These negative trends were partly offset by positive volumes/mix effects. In the FY ’23, adjusted operating profit was €9,934 mln, down 40% compared to the FY ’22, due to the same drivers as for the Q4, higher expensed exploration cost as well as the missing operating profit contribution of the former Angolan subsidiaries that were contributed to the Azule joint-venture in Q3 ’22, whose results are now recognized below the EBIT line.

Including the contribution of JV/associates, Q4 ’23 proforma adjusted EBIT was €3.3 bln, down 20% year-on-year (€13.3 bln in the FY ’23, down 36%).

●	In Q4 ’23, the segment reported an adjusted net profit of €1,423 mln, a decrease of about 25% compared to Q4 ’22 due to weaker operating performance and lower performance of investments, particularly Vår Energi (€454 mln in the FY ’23, a decrease of €497 mln y-o-y).

In the FY ’23 tax rate increased by 9 percentage points (over 4 percentage points in Q4 ’23) when compared to the comparative period due to: (i) the impact of lower oil and gas prices; (ii) the impact of the UK energy profit levy which is recognized as a recurring item (effective from the Q3 ’22); and (iii) the impact of certain non-deductible tax expenses (i.e. exploration write-offs).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

2 From Q4 2023, the results of the business of Carbon Capture, Utilization, and Storage and of the Agri-business, in development stage, previously included in the E&P segment, have been reported within the “Corporate & other activities” aggregate. Prior reporting periods and comparative periods have been restated accordingly; the effects are immaterial.

Global Gas & LNG Portfolio

Sales

Q3			Q4			Full Year
2023			2023	2022	% Ch.	2023	2022	% Ch.
34	Spot Gas price at Italian PSV	€/MWh	41	95	(57)	42	122	(65)
33	TTF		41	94	(57)	41	121	(66)
1	Spread PSV vs. TTF		0	1	(78)	2	1	21
	Natural gas sales	bcm
4.99	Italy		6.58	7.32	(10)	24.40	30.67	(20)
5.32	Rest of Europe		6.50	7.71	(16)	23.84	27.41	(13)
0.45	of which: Importers in Italy		0.60	0.80	(25)	2.29	2.43	(6)
4.87	European markets		5.90	6.91	(15)	21.55	24.98	(14)
0.60	Rest of World		0.53	0.52	2	2.27	2.44	(7)
10.91	Worldwide gas sales ⁽*⁾		13.61	15.55	(12)	50.51	60.52	(17)
2.0	of which: LNG sales		2.4	2.4	(0)	9.6	9.4	2

(*) Data include intercompany sales.

●	In Q4 ’23, natural gas sales were 13.61 bcm, down 12% y-o-y, due to lower gas volumes marketed in Italy (down 10%) particularly in the wholesalers’ segment and the Italian gas exchange and spot markets. In the European markets gas volumes decreased by 15% as result of lower sales in Germany, Turkey, and Benelux. In the FY ’23, natural gas sales amounted to 50.51 bcm, down 17% vs the FY ‘22, due to lower gas volumes marketed in Italy (down 20% vs. FY ‘22) in all segments and in the European markets (down 14% vs. FY ’22).

Results

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
324	Operating profit (loss)	1,293	3,728	(65)	2,431	3,730	(35)
(213)	Exclusion of special items	(616)	(3,665)		816	(1,667)
111	Adjusted operating profit (loss)	677	63	..	3,247	2,063	57
(5)	Net finance (expense) income	7	22		1	(17)
11	Net income (expense) from investments	8	1		49	4
11	of which: SeaCorridor	8			49
117	Adjusted profit (loss) before taxes	692	86	..	3,297	2,050	61
(42)	Income taxes	(201)	(346)		(924)	(1,068)
75	Adjusted net profit (loss)	491	(260)	..	2,373	982	..
4	Capital expenditure	6	9	(33)	16	23	(30)

●	In Q4 ’23, the Global Gas & LNG Portfolio segment achieved an adjusted operating profit of €677 mln reflecting the favorable outcome of an arbitration procedure. The structural business result, without one-off effects, was substantially in line with the expectations embedded in our last guidance in a market environment with softer volatility, gas spreads and price levels. FY ’23 adjusted EBIT was a record €3,247 mln, up by 57% compared to FY ’22, driven by an optimized natural gas & LNG portfolio and contract renegotiations benefits while maintaining stability and reliability of supplies to European markets and compensating for the reduction of Russian volumes.

●	In Q4 ’23 proforma adjusted EBIT including the operating margin of the equity accounted entities was €717 mln vs. €63 mln in Q4 ’22 (€3,433 mln in the FY ’23 vs. €2,063 mln in the comparative period).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Enilive, Refining and Chemicals

Production and sales

Q3			Q4			Full Year
2023			2023	2022	% Ch.	2023	2022	% Ch.
14.7	Standard Eni Refining Margin (SERM)	$/bbl	8.1	13.6	(40)	10.1	8.5	19
4.25	Throughputs in Italy on own account	mmtonnes	4.30	3.73	15	16.88	16.12	5
2.82	Throughputs in the rest of World on own account		2.62	2.86	(9)	10.51	11.00	(5)
7.07	Total throughputs on own account		6.92	6.59	5	27.39	27.12	1
78	Average refineries utilization rate	%	78	74		77	79
325	Bio throughputs	ktonnes	265	129	..	866	543	59
88	Average bio refineries utilization rate ⁽ᵃ⁾	%	72	55		72	58
	Marketing
2.01	Retail sales in Europe	mmtonnes	1.86	1.90	(2)	7.51	7.50	0
1.42	Retail sales in Italy		1.32	1.37	(4)	5.32	5.38	(1)
0.59	Retail sales in the rest of Europe		0.54	0.53	2	2.19	2.12	3
21.6	Retail market share in Italy	%	21.8	21.8		21.4	21.7
2.36	Wholesale sales in Europe	mmtonnes	2.06	2.15	(4)	8.39	8.63	(3)
1.79	Wholesale sales in Italy		1.58	1.55	2	6.45	6.19	4
0.57	Wholesale sales in the rest of Europe		0.48	0.60	(21)	1.94	2.44	(21)
	Chemicals
0.8	Sales of chemical products	mmtonnes	0.8	0.8	(3)	3.1	3.8	(18)
50	Average plant utilization rate	%	48	44		52	59

(a) Redetermined based on the effective biorefinery capacity.

●	In Q4 ’23, the Standard Eni Refining Margin reported an average of 8.1 $/barrel vs. 13.6 $/barrel reported in the comparative period. On yearly basis, refining margins increased driven mainly by lower prices of natural gas (10.1 $/barrel in the FY ’23 vs. 8.5 $/barrel reported in the FY ’22). However, it is noted that under the current circumstances of narrowing differentials between heavy/sour crudes vs. lighter/sweet grades due to tight supplies of the former, the SERM does not entirely capture the effective refining margin.

●	In Q4 ’23, throughputs on own accounts at Eni’s refineries in Italy were 4.30 mmtonnes, representing an increase of 15% when compared to the same period of 2022, reflecting higher volumes processed mainly at the Sannazzaro and Milazzo refineries following optimization initiatives. In the FY ’23, throughputs amounted to 16.88 mmtonnes, an increase of 5% vs the same period of 2022 due to the same drivers as of the Q4, partly offset by higher standstills at the Livorno plant. Throughputs outside Italy decreased compared to Q4 ’22 (in the FY ’23 throughputs decreased by 5% vs. comparative period) following lower volumes processed in Germany.

●	In Q4 ’23, bio throughputs were 265 ktonnes, more than doubled compared to the same period of 2022, benefitting from the Chalmette biorefinery contribution and higher volumes processed at the Gela and Venice biorefineries. In the FY ’23, bio throughputs increased by 59% to 866 ktonnes compared to the same period of 2022, thanks to the above-mentioned Chalmette contribution, as well as higher volumes processed at the Gela biorefinery.

●	In Q4 ’23, retail sales in Italy were 1.32 mmtonnes, down 4% year-on-year, due to lower sales of gasoil, on the back of decreasing consumptions. In the FY ’23, retail sales amounted to 5.32 mmtonnes, substantially in line with the FY ’22.

●	In Q4 ’23, wholesale sales in Italy were 1.58 mmtonnes, increasing by 2% compared to the same period of 2022, mainly due to higher sales of jet fuel. An increasing performance was also recorded in the FY ’23 at 6.45 mmtonnes: up 4% vs. the FY ’22 for the above-mentioned driver.

●	Sales of chemical products were 0.8 mmtonnes in Q4 ’23, a slight decrease compared to the same period of 2022. In the FY ’23, sales amounted to 3.1 mmtonnes, down 18% vs. the comparative period due to lower product availability impacted by scheduled downtime at Marghera and Dunkerque sites.

●	In Q4 ’23 cracking margin decreased compared to the same period in 2022. Also margins on polyethylene and styrenics decreased compared to Q4 ’22, due to weak commodity prices.

Results

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
681	Operating profit (loss)	(1,503)	(1,228)	(22)	(1,397)	460	..
(363)	Exclusion of inventory holding (gains) losses	440	730		604	(416)
83	Exclusion of special items	976	877		1,348	1,885
401	Adjusted operating profit (loss)	(87)	379	..	555	1,929	(71)
271	- Enilive	117	111	5	728	672	8
328	- Refining	33	355	(91)	441	1,511	(71)
(198)	- Chemicals	(237)	(87)	(172)	(614)	(254)	..
(17)	Net finance (expense) income	(3)	6		(38)	(36)
126	Net income (expense) from investments	64	244		412	637
103	of which: ADNOC R&GT	73	228		400	568
13	St. Bernard Renewables Llc	(19)			(6)
510	Adjusted profit (loss) before taxes	(26)	629	..	929	2,530	(63)
(183)	Income taxes	49	(100)		(259)	(616)
327	Adjusted net profit (loss)	23	529	(96)	670	1,914	(65)

359	Enilive proforma adjusted EBITDA	181	176	3	1,001	920	9
199	Capital expenditure	429	461	(7)	982	878	12

●	In Q4 ’23, Enilive delivered an adjusted operating profit of €117 mln, up by 5% compared to the adjusted operating profit of the Q4 ’22 (up 8% in the FY ’23 at €728 mln), thanks to resilient Marketing performance.

●	The Refining business reported an adjusted operating profit of €33 mln in Q4 ’23 compared to a profit of €355 mln in Q4 ’22 (in the FY ’23 reported an adjusted operating profit of €441 mln, compared to a profit of €1,511 mln in the FY ’22). Q4 ’23 deterioration reflected narrowing differentials between heavy/sour vs. light/sweet crude qualities and product crack spreads, partly offset by reduced energy expenses driven by a fall in natural gas prices, while comparison with the year-ago quarter reflected exceptionally strong refining margins at that time.

●	The Chemicals business, managed by Versalis, reported an adjusted operating loss of €237 mln in Q4 ’23, significantly larger than the one incurred in Q4 ’22. Results were negatively affected by lower demand across all business segments driven by a slowdown in the macro environment and comparatively higher production costs in Europe for energy inputs, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market. In the FY ’23, the adjusted operating result was a loss of €614 mln (loss of €254 mln in the FY ’22) reflecting the exceptionally adverse market conditions described for the quarter.

In Q4 ’23 Enilive, Refining and Chemicals proforma adjusted EBIT including the operating margin of the equity accounted entities was a negative €0.03 bln vs. €0.56 bln in Q4 ’22 (€0.96 bln in the FY ’23 vs. €2.45 bln in the comparative period).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

Q3			Q4			Full Year
2023			2023	2022	% Ch.	2023	2022	% Ch.
	Plenitude
10.1	Retail and business customers at period end	mln pod	10.1	10.1	0	10.1	10.1	0
0.53	Retail and business gas sales	bcm	1.74	1.86	(6)	6.06	6.84	(11)
4.57	Retail and business power sales to end customers	TWh	4.60	4.43	4	17.98	18.77	(4)
2.5	Installed capacity from renewables at period end	GW	3.0	2.2	36	3.0	2.2	36
59	of which: - photovoltaic (including installed storage capacity)%		64	54		64	54
41	- wind		36	46		36	46
1.03	Energy production from renewable sources	TWh	0.99	0.65	51	3.98	2.55	56
17.5	EV charging points at period end	thousand	19.0	13.1	45	19.0	13.1	45
	Power
4.85	Power sales in the open market	TWh	4.97	5.07	(2)	19.88	22.37	(11)
5.18	Thermoelectric production		5.14	4.95	4	20.66	21.37	(3)

●	As of December 31, 2023, retail and business customers were 10.1 mln (gas and electricity), in line compared to December 31, 2022.

●	Retail and business gas sales amounted to 1.74 bcm in Q4 ’23, down by 6% compared to the same period in 2022, mainly due to reduced market demand. In the FY ’23, gas sales amounted to 6.06 bcm, decreasing by 11% vs. the comparative period, due to the same driver as for the quarter.

●	Retail and business power sales to end customers were 4.6 TWh in the Q4 ’23, a 4% increase compared to Q4 ’22 mainly due to the increased customer base in Italy. In the FY '23 power sales decreased by 4% compared to FY ’22 mainly due to lower consumptions.

●	As of December 31, 2023, the installed capacity from renewables was 3 GW, up by approximately 0.8 GW compared to December 31, 2022, mainly thanks to the acquisitions in Spain (Bonete) and in the USA (Kellam) and to the organic development in Italy, in Spain and Kazakhstan, as well as the acquisition of 3 photovoltaic plants in the USA with a total capacity of about 0.38 GW which was signed just at year-end.

●	Energy production from renewable sources (0.99 TWh in Q4 ’23) up by 51%, mainly thanks to the contribution from acquired assets in operation and the start-up of organic projects. In the FY ’23, production from renewable sources amounted to 3.98 TWh, increasing by 56% vs. 2022, due to the same driver as for the quarter.

●	EV charging points as of December 31, 2023, amounted to 19 thousand, up by 45% compared to 13.1 thousand as of December 31, 2022, in line with the enhancing plan of our network.

●	Power sales in the open market were 4.97 TWh in Q4 ’23, down 2% year-on-year mainly due to lower volumes to the wholesalers; 19.88 TWh in the FY ’23, representing a reduction of 11% year-on-year due to lower volumes marketed to power exchange and to wholesalers.

Results

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
25	Operating profit (loss)	(178)	(4,950)	96	(464)	(825)	..
194	Exclusion of special items	289	5,068		1,145	1,440
219	Adjusted operating profit (loss)	111	118	(6)	681	615	11
180	- Plenitude	70	78	(10)	515	345	49
39	- Power	41	40	3	166	270	(39)
(16)	Net finance (expense) income	5	(2)		(15)	(11)
(8)	Net income (expense) from investments	(15)	(8)		(34)	(6)
195	Adjusted profit (loss) before taxes	101	108	(6)	632	598	6
(73)	Income taxes	(38)	(53)		(218)	(201)
122	Adjusted net profit (loss)	63	55	15	414	397	4

284	Plenitude proforma adjusted EBITDA	173	164	5	927	672	38
148	Capital expenditure	285	191	49	740	631	17

●	In Q4 ’23 Plenitude reported an adjusted operating profit of €70 mln achieved thanks to good results on retail business and to the ramp-up in renewable installed capacity and production volumes, confirming the value of the integrated business model, which allowed to fully capture scenario dynamics. In the FY ’23, adjusted operating profit was €515 mln, representing an increase of €170 mln year-on-year due to the same drivers as for the fourth quarter.

●	The Power generation business from gas-fired plants reported an adjusted operating profit of €41 mln in Q4 ’23, barely unchanged compared to the same period in 2022. In the FY ’23, adjusted operating result was €166 mln, down €104 mln compared to the FY ’22 which benefitted from a particularly favorable price scenario.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
22,319	Sales from operations	24,622	31,525	(22)	93,717	132,512	(29)
3,126	Operating profit (loss)	856	(423)	..	8,257	17,510	(53)
(250)	Exclusion of inventory holding (gains) losses	203	722		562	(564)
138	Exclusion of special items (a)	1,710	3,283		4,986	3,440
3,014	Adjusted operating profit (loss)	2,769	3,582	(23)	13,805	20,386	(32)
	Breakdown by segment:
2,620	Exploration & Production	2,431	2,923	(17)	9,934	16,469	(40)
111	GGP	677	63	..	3,247	2,063	57
401	Enilive, Refining and Chemicals	(87)	379	..	555	1,929	(71)
219	Plenitude & Power	111	118	(6)	681	615	11
(165)	Corporate and other activities	(228)	(175)	(30)	(651)	(680)	4
(172)	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(135)	274		39	(10)

3,014	Adjusted operating profit (loss)	2,769	3,582	(23)	13,805	20,386	(32)
(122)	Net finance (expense) income	(54)	(125)	57	(443)	(1,052)	58
373	Net income (expense) from investments	452	901	(50)	1,724	2,630	(34)
3,265	Adjusted profit before taxes	3,167	4,358	(27)	15,086	21,964	(31)
(1,428)	Income taxes	(1,509)	(1,841)	18	(6,710)	(8,608)	22
1,837	Adjusted net profit (loss)	1,658	2,517	(34)	8,376	13,356	(37)
19	of which attributable to: - non-controlling interest	20	24	..	78	55	..
1,818	- Eni’s shareholders	1,638	2,493	(34)	8,298	13,301	(38)
1,916	Net profit (loss) attributable to Eni's shareholders	149	627	(76)	4,747	13,887	(66)
(177)	Exclusion of inventory holding (gains) losses	143	509		402	(401)
79	Exclusion of special items (a)	1,346	1,357		3,149	(185)
1,818	Adjusted net profit (loss) attributable to Eni's shareholders	1,638	2,493	(34)	8,298	13,301	(38)

(a) For further information see table "Breakdown of special items".

•	In Q4 ’23, the Group reported an adjusted operating profit of €2,769 mln, down 23% compared to Q4 ’22, driven by a lower E&P result (down 17% to €2,431 mln) due to a reduction in crude oil and natural gas prices, the underperformance of the Chemical business (with a loss of €237 mln) reflecting a slowdown in demand and cost disadvantages, and finally a significantly deteriorated refining scenario leading to a sharp contraction of Refining Ebit (down by €322 mln). These negatives were partly offset by a record GGP performance (up by €614 mln). In the FY ’23, the Group reported an adjusted operating profit of €13,805 mln, down 32% compared to the FY ’22, due to lower E&P segment performance, also reflecting the reclassification of Angolan subsidiaries to equity accounted entities as the Azule joint-venture became operational in Q4 ’22, lowering results from Refining and Chemical businesses partly offset by the performance at GGP segment and solid results of Enilive and Plenitude & Power businesses.

•	In Q4 ’23 adjusted net profit attributable to Eni shareholders was €1,638 mln, €855 mln lower than the Q4 ’22, or 34%, due to lower operating profit and results at JV and associates, partly offset by decreasing financial expenses mainly driven by the positive effect of a declining yield curve on the fair value of financial assets held for trading at year end, as well as by higher interest income due to increased average interest rates on cash deposit balances for the year compared to the effect on fixed-rate financial liabilities. In the FY ’23, the Group reported an adjusted net result of €8,298 mln, down 38% compared to the FY ’22.

•	Group’s tax rate: the adjusted tax rate increased by 5 percentage points both in the quarter and the FY compared to the same periods ’22, to 47.6% and 44.5% in the Q4 and the FY ’23 respectively, as a result of the impact of the UK energy profit levy (effective from the third quarter ’22), adverse scenario effects and the impact of E&P non-deductible expenses particularly the write-off of exploration expenses. This was partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries.

Net borrowings and cash flow from operations

Q3		Q4			Full Year
2023	(€ million)	2023	2022	Change	2023	2022	Change
1,935	Net profit (loss)	180	670	(490)	4,836	13,961	(9,125)

	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,357	- depreciation, depletion and amortization and other non monetary items	3,285	2,600	685	7,803	4,369	3,434
(11)	- net gains on disposal of assets	(12)	(65)	53	(441)	(524)	83
1,552	- dividends, interests and taxes	975	(138)	1,113	5,598	8,611	(3,013)
(140)	Changes in working capital related to operations	657	3,397	(2,740)	1,811	(1,279)	3,090
342	Dividends received by equity investments	573	811	(238)	2,255	1,545	710
(1,378)	Taxes paid	(1,516)	(2,606)	1,090	(6,283)	(8,488)	2,205
(138)	Interests (paid) received	33	(76)	109	(460)	(735)	275
3,519	Net cash provided by operating activities	4,175	4,593	(418)	15,119	17,460	(2,341)
(1,873)	Capital expenditure	(2,666)	(2,764)	98	(9,215)	(8,056)	(1,159)
(60)	Investments and acquisitions	(722)	(1,066)	344	(2,592)	(3,311)	719
51	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	56	271	(215)	596	1,202	(606)
(278)	Other cash flow related to investing activities	(369)	1,184	(1,553)	(348)	2,361	(2,709)
1,359	Free cash flow	474	2,218	(1,744)	3,560	9,656	(6,096)
355	Net cash inflow (outflow) related to financial activities	1,173	(590)	1,763	2,194	786	1,408
(2,076)	Changes in short and long-term financial debt	963	(585)	1,548	315	(2,569)	2,884
(195)	Repayment of lease liabilities	(293)	(227)	(66)	(963)	(994)	31
(1,327)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(1,547)	(1,944)	397	(4,882)	(4,841)	(41)
	Interest payment of perpetual hybrid bond	(51)	(51)		(138)	(138)
40	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(87)	(136)	49	(62)	16	(78)
(1,844)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	632	(1,315)	1,947	24	1,916	(1,892)
3,369	Adjusted net cash before changes in working capital at replacement cost	3,606	4,114	(508)	16,498	20,380	(3,882)

Q3		Q4			Full Year
2023	(€ million)	2023	2022	Change	2023	2022	Change
1,359	Free cash flow	474	2,218	(1,744)	3,560	9,656	(6,096)
(195)	Repayment of lease liabilities	(293)	(227)	(66)	(963)	(994)	31
	Net borrowings of acquired companies	(234)	(380)	146	(234)	(512)	278
(8)	Net borrowings of divested companies		362	(362)	(155)	142	(297)
(293)	Exchange differences on net borrowings and other changes ⁽ᵃ⁾	(569)	(560)	(9)	(1,061)	(1,352)	291
(1,327)	Dividends paid and changes in non-controlling interest and reserves	(1,547)	(1,944)	397	(4,882)	(4,841)	(41)
	Interest payment of perpetual hybrid bond	(51)	(51)		(138)	(138)
(464)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(2,220)	(582)	(1,638)	(3,873)	1,961	(5,834)
195	Repayment of lease liabilities	293	227	66	963	994	(31)
(368)	Inception of new leases and other changes	(730)	(89)	(641)	(1,348)	(608)	(740)
(637)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(2,657)	(444)	(2,213)	(4,258)	2,347	(6,605)

(a) Includes payables due to suppliers recognized as financing payables because of the deferral of payment terms and incurred in connection with expenditures to purchase plant and equipment (€966 million and €61 million in the full year 2023 and 2022, respectively, €294 million and €22 million in the fourth quarter 2023 and 2022, respectively and €483 million in the third quarter 2023).

Net cash provided by operating activities in the FY ’23 reached €15,119 mln and included €2,255 mln of dividends distributed from investments, mainly Azule Energy, Vår Energi and Adnoc R&T and was impacted by lower amount of trade receivables due in subsequent reporting periods divested to financing institutions, down by approximately €0.5 bln compared to the amount divested at the end of 2022.

Cash flow from operating activities before changes in working capital at replacement cost was €16,498 mln in the FY ’23 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis, and extraordinary risk provisions (like in the case of refinery decommissioning provisions or for expected credit losses relating to exceptional non-commercial issues). It also excluded €0.4 bln cash-out relating to an Italian extraordinary tax contribution enacted by the Italian Budget Law for 2023, calculated on the pre-tax income 2022 and accrued in the financial statements 2022.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q3		Q4			Full Year
2023	(€ million)	2023	2022	Change	2023	2022	Change
3,519	Net cash provided by operating activities	4,175	4,593	(418)	15,119	17,460	(2,341)
140	Changes in working capital related to operations	(657)	(3,397)	2,740	(1,811)	1,279	(3,090)
(152)	Exclusion of commodity derivatives	23	1,076	(1,053)	1,255	(389)	1,644
(250)	Exclusion of inventory holding (gains) losses	203	722	(519)	562	(564)	1,126
3,257	Net cash before changes in working capital at replacement cost	3,744	2,994	750	15,125	17,786	(2,661)
112	Provisions for extraordinary credit losses and other items	(138)	1,120	(1,258)	1,373	2,594	(1,221)
3,369	Adjusted net cash before changes in working capital at replacement cost	3,606	4,114	(508)	16,498	20,380	(3,882)

Organic capex was €9.2 bln in the FY ’23 (up 11% year on year) due to the ramp-up of natural gas and LNG projects to boost energy security, as well as the Baleine project in Côte d’Ivoire, and comprised capital contributions to investees that are executing capital projects of interest to Eni. Net of organic capex, the free cash flow ante working capital was €7.3 bln (€1.2 bln in the quarter).

Cash outflows for acquisitions net of divestments were about €2.4 bln and mainly related to the acquisition of bp’s natural gas activities in Algeria, an interest in the St. Bernard (Chalmette) biorefinery in US, Plenitude’s renewable assets and the final price installment of the acquisition of PLT group made late in 2022, partly offset by the divestment of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam and other non-strategic assets.

Net financial borrowings before IFRS 16 increased by around €3.9 bln due to the adjusted operating cash flow (€16.5 bln), capex requirements of €9.2 bln, working capital needs (€1 bln), dividend payments to Eni’s shareholders and share repurchases of €4.8 bln, the cash outflow related to acquisitions and divestments (€2.4 bln), other investing activities and other changes (€1.5 bln), as well as the payment of lease liabilities and hybrid bond interest (€1.1 bln) and of cash-out relating to an Italian extraordinary tax contribution (€0.4 bln).

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2023	Dec. 31, 2022	Change

Fixed assets
Property, plant and equipment	56,299	56,332	(33)
Right of use	4,834	4,446	388
Intangible assets	6,379	5,525	854
Inventories - Compulsory stock	1,576	1,786	(210)
Equity-accounted investments and other investments	13,862	13,294	568
Receivables and securities held for operating purposes	2,386	1,978	408
Net payables related to capital expenditure	(2,075)	(2,320)	245
	83,261	81,041	2,220
Net working capital
Inventories	6,186	7,709	(1,523)
Trade receivables	13,185	16,556	(3,371)
Trade payables	(14,200)	(19,527)	5,327
Net tax assets (liabilities)	(2,114)	(2,991)	877
Provisions	(15,533)	(15,267)	(266)
Other current assets and liabilities	(931)	316	(1,247)
	(13,407)	(13,204)	(203)
Provisions for employee benefits	(748)	(786)	38
Assets held for sale including related liabilities	747	156	591
CAPITAL EMPLOYED, NET	69,853	67,207	2,646

Eni's shareholders equity	53,158	54,759	(1,601)
Non-controlling interest	460	471	(11)
Shareholders' equity	53,618	55,230	(1,612)
Net borrowings before lease liabilities ex IFRS 16	10,899	7,026	3,873
Lease liabilities	5,336	4,951	385
- of which Eni working interest	4,856	4,457	399
- of which Joint operators' working interest	480	494	(14)
Net borrowings after lease liabilities ex IFRS 16	16,235	11,977	4,258
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	69,853	67,207	2,646
Leverage before lease liabilities ex IFRS 16	0.20	0.13	0.07
Leverage after lease liabilities ex IFRS 16	0.30	0.22	0.08
Gearing	0.23	0.18	0.05

As of December 31, 2023, fixed assets (€83.3 bln) increased by €2.2 bln from December 31, 2022, due to capital expenditure and acquisitions of subsidiaries (the deal in Algeria and Novamont control acquisition) and equity investments (mainly a 50% of the Chalmette biorefinery in US). These increases were offset by negative exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.105, up 4% compared to 1.067 as of December 31, 2022, thus reducing the book values of dollar-denominated assets) and DD&A, impairment charges and write-offs.

Net working capital (-€13.4 bln) decreased by €0.2 bln from December 31, 2022. The lower value of oil, natural gas and product inventories due to the weighted-average cost method of accounting in an environment of declining prices (down by €1.5 bln) as well as an increase in other current liabilities net (down €1.3 bln) due to fair value changes of derivative instruments were partly offset by a decreased balance between trade receivables and trade payables (€2 bln).

Shareholders’ equity (€53.6 bln) decreased by €1.6 bln compared to December 31, 2022, due to the net profit for the period (€4.8 bln), the positive change in the cash flow hedge reserve of €0.5 bln, partly offset by negative foreign currency translation differences (about €2 bln) reflecting the depreciation of the USD vs. the Euro as well as dividends paid to shareholders (€3 bln) and share repurchases (€1.8 bln).

Net borrowings3 before lease liabilities as of December 31, 2023, amounted to €10.9 bln, up by approximately €3.9 bln from December 31, 2022.

3 Details on net borrowings are furnished on page 29.

Leverage4– the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.20 on December 31, 2023 (compared to 0.13 as of December 31, 2022).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €4,986 mln and €1,710 mln in the FY ’23 and Q4 ’23, respectively) is as follows:

•	E&P: net charges of €1,385 mln in the FY ’23 (net charges of €968 mln in Q4 ‘23) mainly related to impairment losses of €1,037 mln recorded at certain Italian gas properties driven by lower natural gas prices, at certain oil and gas USA properties following reserve revisions, credit loss provisions (€129 mln in the FY ’23), environmental charges (€81 mln in the FY ‘23) as well as provision for redundancy incentives (€40 mln in the FY ’23).

•	GGP: net charges of €816 mln in the FY ’23 (net gains of €616 mln in Q4 ‘23) relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charges of €97 mln in the FY ’23, gains of €277 mln in Q4 ’23); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €655 mln in the FY ’23 and gains of €375 mln in Q4 ’23, respectively).

•	Enilive, Refining and Chemicals: net charges of €1,348 mln in the FY ’23 (net charges of €976 mln in Q4 ‘23) mainly related to impairment losses of chemical plants to reflect a reduced profitability outlook following a worsening trading environment (€405 mln in both the FY ‘23 and Q4 ’23), the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in the Refining business (€359 mln and €132 mln in the FY ’23 and Q4 ’23, respectively), environmental provisions (€373 mln and €233 mln in the FY ‘23 and Q4 ’23), and provision for redundancy incentives (€46 mln and €37 mln in the FY ’23 and Q4 ’23, respectively).

•	Plenitude & Power: net charges of €1,145 mln in the FY ‘23 (net charges €289 mln in Q4 ‘23) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS, and, to a lower extent, some derivatives part of a general annual hedging program prorated over the 2023 quarters.

The other special items in the FY ’23 related to a gain of €0.8 bln (including the fair value evaluation of stake retained in the company) in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement with Snam SpA.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAFP measures” of this press release. See pages 20 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the fourth quarter and the full year of 2023 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the third and fourth quarter of 2023, the full year of 2023 and for the 2022 comparative period. Information on the Company’s financial position relates to end of the periods as of December 31, 2023 and December 31, 2022.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2022 Annual Report on Form 20-F filed with the US SEC on April 5, 2023, which investors are urged to read.

Effective January 1, 2023, Eni has updated the conversion rate of gas produced to 5,232 cubic feet of gas equals 1 barrel of oil equivalent (it was 5,263 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in volumes and Eni’s gas properties that took place in the last years and was assessed by collecting data on the heating value of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 5 kboe/d for the fourth quarter and the full year. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Basis of presentation

Following the establishment of Enilive (Eni Sustainable Mobility business) effective January 1, 2023, that operates Eni’s biorefineries and the retail marketing of fuels and of smart mobility solutions, the management has resolved to break-down the adjusted EBIT of the former reporting segment Refining & Marketing “R&M” into two operating sub-segments:

-	Enilive; and
-	Refining.

The re-segmentation of the adjusted EBIT of R&M for the comparative periods of 2022 is disclosed below:

2022		First quarter		Second quarter		Third quarter		Fourth quarter
Adjusted operating profit (loss)	(€ million)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
R&M and Chemicals		(91)		1,104		537		379
- Refining & Marketing		24		979		714		466
- Chemicals		(115)		125		(177)		(87)
Enilive, Refining and Chemicals			(91)		1,104		537		379
- Enilive			24		222		315		111
- Refining			0		757		399		355
- Chemicals			(115)		125		(177)		(87)

No change has been made to the Group statutory segment information as per IFRS 8 “Segment Reporting”, which will continue to feature the Enilive, Refining and Chemicals segment (formerly R&M and Chemicals).

From the IVQ 23 and effective January 1, 2023, the results of CCUS and Agribusiness of Eni have been included in the “Corporate and other activities” reporting segment, previously they were reported as part of the Exploration & Production segment results. Below is disclosed the re-segmentation of the adjusted EBIT of Corporate and other activities segment:

2023		First quarter		Second quarter		Third quarter
Adjusted operating profit (loss)	(€ million)	As published	As restated	As published	As restated	As published	As restated

Exploration & Production		2,789	2,806	2,066	2,077	2,605	2,620
Corporate and other activities		(134)	(151)	(96)	(107)	(150)	(165)

Comparative reporting periods of 2022(including the FY and 4Q) have been restated accordingly; however the overall impact was immaterial.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The reserves replacement ratio (RRR) is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The RRR is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Eni’s results for the full-year 2023 will be updated following issuance of Saipem’s 2023 results.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year of 2023 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’

equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
IVQ 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,463	1,293	(1,503)	(178)	(321)	102	856
Exclusion of inventory holding (gains) losses			440			(237)	203
Exclusion of special items:
environmental charges	(9)		233		19		243
impairment losses (impairment reversals), net	855	(1)	537	(30)	16		1,377
net gains on disposal of assets	(1)		(2)		(4)		(7)
risk provisions			3	1	3		7
provision for redundancy incentives	28	3	37	7	43		118
commodity derivatives		(277)	9	291			23
exchange rate differences and derivatives	45	(105)	7		2		(51)
other	50	(236)	152	20	14
Special items of operating profit (loss)	968	(616)	976	289	93		1,710
Adjusted operating profit (loss)	2,431	677	(87)	111	(228)	(135)	2,769
Net finance (expense) income (a)	26	7	(3)	5	(89)		(54)
Net income (expense) from investments (a)	414	8	64	(15)	(19)		452
Adjusted profit (loss) before taxes	2,871	692	(26)	101	(336)	(135)	3,167
Income taxes (a)	(1,448)	(201)	49	(38)	95	34	(1,509)
Tax rate (%)							47.6
Adjusted net profit (loss)	1,423	491	23	63	(241)	(101)	1,658
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,638
Reported net profit (loss) attributable to Eni's shareholders							149
Exclusion of inventory holding (gains) losses							143
Exclusion of special items							1,346
Adjusted net profit (loss) attributable to Eni's shareholders							1,638
(a) Excluding special items.

(€ million)
IVQ 2022	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,280	3,728	(1,228)	(4,950)	(535)	282	(423)
Exclusion of inventory holding (gains) losses			730			(8)	722
Exclusion of special items:
environmental charges	15		153	2	178		348
impairment losses (impairment reversals), net	375	(15)	544	(40)	11		875
impairment of exploration projects	2						2
net gains on disposal of assets	(25)		(3)		(4)		(32)
risk provisions	27		52		(3)		76
provision for redundancy incentives	14	1	31	(4)	40		82
commodity derivatives		(3,999)	(35)	5,110			1,076
exchange rate differences and derivatives	(40)	(135)	42	(2)	2		(133)
other	275	483	93	2	136		989
Special items of operating profit (loss)	643	(3,665)	877	5,068	360		3,283
Adjusted operating profit (loss)	2,923	63	379	118	(175)	274	3,582
Net finance (expense) income (a)	(128)	22	6	(2)	(23)		(125)
Net income (expense) from investments (a)	691	1	244	(8)	(27)		901
Adjusted profit (loss) before taxes	3,486	86	629	108	(225)	274	4,358
Income taxes (a)	(1,598)	(346)	(100)	(53)	332	(76)	(1,841)
Tax rate (%)							42.2
Adjusted net profit (loss)	1,888	(260)	529	55	107	198	2,517
of which:
- Adjusted net profit (loss) of non-controlling interest							24
- Adjusted net profit (loss) attributable to Eni's shareholders							2,493
Reported net profit (loss) attributable to Eni's shareholders							627
Exclusion of inventory holding (gains) losses							509
Exclusion of special items							1,357
Adjusted net profit (loss) attributable to Eni's shareholders							2,493
(a) Excluding special items.

(€ million)
Full Year 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	8,549	2,431	(1,397)	(464)	(943)	81	8,257
Exclusion of inventory holding (gains) losses			604			(42)	562
Exclusion of special items:
environmental charges	81		373		193		647
impairment losses (impairment reversals), net	1,037	(1)	764	(30)	32		1,802
net gains on disposal of assets	2		(9)		(4)		(11)
risk provisions	7		19	1	13		40
provision for redundancy incentives	40	4	46	9	59		158
commodity derivatives		97	14	1,144			1,255
exchange rate differences and derivatives	62	(105)	24		3		(16)
other	156	821	117	21	(4)		1,111
Special items of operating profit (loss)	1,385	816	1,348	1,145	292		4,986
Adjusted operating profit (loss)	9,934	3,247	555	681	(651)	39	13,805
Net finance (expense) income (a)	(196)	1	(38)	(15)	(195)		(443)
Net income (expense) from investments (a)	1,321	49	412	(34)	(24)		1,724
Adjusted profit (loss) before taxes	11,059	3,297	929	632	(870)	39	15,086
Income taxes (a)	(5,543)	(924)	(259)	(218)	247	(13)	(6,710)
Tax rate (%)							44.5
Adjusted net profit (loss)	5,516	2,373	670	414	(623)	26	8,376
of which:
- Adjusted net profit (loss) of non-controlling interest							78
- Adjusted net profit (loss) attributable to Eni's shareholders							8,298
Reported net profit (loss) attributable to Eni's shareholders							4,747
Exclusion of inventory holding (gains) losses							402
Exclusion of special items							3,149
Adjusted net profit (loss) attributable to Eni's shareholders							8,298
(a) Excluding special items.

(€ million)
Full Year 2022	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	15,963	3,730	460	(825)	(1,956)	138	17,510
Exclusion of inventory holding (gains) losses			(416)			(148)	(564)
Exclusion of special items:
environmental charges	30		962	2	1,062		2,056
impairment losses (impairment reversals), net	432	(12)	717	(37)	40		1,140
impairment of exploration projects	2						2
net gains on disposal of assets	(27)		(10)	1	(5)		(41)
risk provisions	34		52		1		87
provision for redundancy incentives	34	4	46	65	53		202
commodity derivatives		(1,805)	4	1,412			(389)
exchange rate differences and derivatives	(54)	244	(33)	(5)	(3)		149
other	55	(98)	147	2	128		234
Special items of operating profit (loss)	506	(1,667)	1,885	1,440	1,276		3,440
Adjusted operating profit (loss)	16,469	2,063	1,929	615	(680)	(10)	20,386
Net finance (expense) income (a)	(319)	(17)	(36)	(11)	(669)		(1,052)
Net income (expense) from investments (a)	2,086	4	637	(6)	(91)		2,630
Adjusted profit (loss) before taxes	18,236	2,050	2,530	598	(1,440)	(10)	21,964
Income taxes (a)	(7,402)	(1,068)	(616)	(201)	673	6	(8,608)
Tax rate (%)							39.2
Adjusted net profit (loss)	10,834	982	1,914	397	(767)	(4)	13,356
of which:
- Adjusted net profit (loss) of non-controlling interest							55
- Adjusted net profit (loss) attributable to Eni's shareholders							13,301
Reported net profit (loss) attributable to Eni's shareholders							13,887
Exclusion of inventory holding (gains) losses							(401)
Exclusion of special items							(185)
Adjusted net profit (loss) attributable to Eni's shareholders							13,301
(a) Excluding special items.

(€ million)
Third Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	2,542	324	681	25	(161)	(285)	3,126
Exclusion of inventory holding (gains) losses			(363)			113	(250)
Exclusion of special items:
environmental charges	54		61				115
impairment losses (impairment reversals), net	(27)		56		7		36
net gains on disposal of assets			(4)				(4)
risk provisions	14		1		2		17
provision for redundancy incentives	4		2	1	3		10
commodity derivatives		(313)	(32)	193			(152)
exchange rate differences and derivatives	4	8	(6)		(1)		5
other	29	92	5		(15)		111
Special items of operating profit (loss)	78	(213)	83	194	(4)		138
Adjusted operating profit (loss)	2,620	111	401	219	(165)	(172)	3,014
Net finance (expense) income (a)	(93)	(5)	(17)	(16)	9		(122)
Net income (expense) from investments (a)	243	11	126	(8)	1		373
Adjusted profit (loss) before taxes	2,770	117	510	195	(155)	(172)	3,265
Income taxes (a)	(1,241)	(42)	(183)	(73)	62	49	(1,428)
Tax rate (%)							43.7
Adjusted net profit (loss)	1,529	75	327	122	(93)	(123)	1,837
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							1,818
Reported net profit (loss) attributable to Eni's shareholders							1,916
Exclusion of inventory holding (gains) losses							(177)
Exclusion of special items							79
Adjusted net profit (loss) attributable to Eni's shareholders							1,818
(a) Excluding special items.

Breakdown of special items

Q3		Q4		Full Year
2023	(€ million)	2023	2022	2023	2022
115	Environmental charges	243	348	647	2,056
36	Impairment losses (impairment reversals), net	1,377	875	1,802	1,140
	Impairment of exploration projects		2		2
(4)	Net gains on disposal of assets	(7)	(32)	(11)	(41)
17	Risk provisions	7	76	40	87
10	Provisions for redundancy incentives	118	82	158	202
(152)	Commodity derivatives	23	1,076	1,255	(389)
5	Exchange rate differences and derivatives	(51)	(133)	(16)	149
111	Other		989	1,111	234
138	Special items of operating profit (loss)	1,710	3,283	4,986	3,440
(2)	Net finance (income) expense	56	111	30	(127)
	of which:
(5)	- exchange rate differences and derivatives reclassified to operating profit (loss)	51	133	16	(149)
(59)	Net income (expense) from investments	68	(201)	(698)	(2,834)
	of which:
	- gain on the SeaCorridor deal	(10)		(834)
	- gain on the divestment of Vår Energi		(4)		(448)
	- net gains on the divestment of Angolan assets		(97)		(2,542)
2	Income taxes	(499)	(1,855)	(1,180)	(683)
79	Total special items of net profit (loss)	1,335	1,338	3,138	(204)

	attributable to:
79	- Eni's shareholders	1,346	1,357	3,149	(185)
	- Non-controlling interest	(11)	(19)	(11)	(19)

Reconciliation of Group proforma adjusted EBIT

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
2,620	E&P adjusted Ebit	2,431	2,923	(17)	9,934	16,469	(40)
777	Main Associates adjusted Ebit	889	1,220	(27)	3,414	4,431	(23)
3,397	E&P proforma adjusted Ebit	3,320	4,143	(20)	13,348	20,900	(36)
111	GGP adjusted Ebit	677	63	..	3,247	2,063	57
42	Main Associates adjusted Ebit	40			186
153	GGP proforma adjusted Ebit	717	63	..	3,433	2,063	66
401	Enilive, Refining and Chemicals adjusted Ebit	(87)	379	..	555	1,929	(71)
120	Main Associates adjusted Ebit	57	183	(69)	404	516	(22)
521	Enilive, Refining and Chemicals proforma adjusted Ebit	(30)	562	..	959	2,445	(61)
54	Other segments adjusted Ebit	(117)	(57)	..	30	(65)	..
(172)	Impact of unrealized intragroup profit elimination	(135)	274		39	(10)
3,953	Group proforma adjusted Ebit	3,755	4,985	(25)	17,809	25,333	(30)

Profit and loss reconciliation GAAP vs Non-GAAP

IVQ					2023	Full Year
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

856	203	1,761	(51)	2,769	Operating profit	8,257	562	5,002	(16)	13,805
(110)		5	51	(54)	Finance income (expense)	(473)		14	16	(443)
384		68		452	Income (expense) from investments	2,422		(698)		1,724
76		13		89	. Vår Energi	356		98		454
255				255	. Azule	653				653
57		16		73	. Adnoc R&T	418		(18)		400
(55)		36		(19)	. St. Bernard Renewables Llc	(42)		36		(6)
(950)	(60)	(499)		(1,509)	Income taxes	(5,370)	(160)	(1,180)		(6,710)
180	143	1,335		1,658	Net profit	4,836	402	3,138		8,376
31		(11)		20	- Non-controlling interest	89		(11)		78
149		1,346		1,638	Net profit attributable to Eni's shareholders	4,747		3,149		8,298

IVQ					2022	Full Year
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

(423)	722	3,416	(133)	3,582	Operating profit	17,510	(564)	3,291	149	20,386
(236)		(22)	133	(125)	Finance income (expense)	(925)		22	(149)	(1,052)
1,102		(201)		901	Income (expense) from investments	5,464		(2,834)		2,630
295		(124)		171	. Vår Energi	691		260		951
281				281	. Azule	455				455
105		123		228	. Adnoc R&T	529		39		568
227	(213)	(1,855)		(1,841)	Income taxes	(8,088)	163	(683)		(8,608)
670	509	1,338		2,517	Net profit	13,961	(401)	(204)		13,356
43		(19)		24	- Non-controlling interest	74		(19)		55
627		1,357		2,493	Net profit attributable to Eni's shareholders	13,887		(185)		13,301

	Q3 2023
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	3,126	(250)	133	5	3,014
Finance income (expense)	(120)		3	(5)	(122)
Income (expense) from investments	432		(59)		373
. Vår Energi	109		(24)		85
. Azule	105				105
. Adnoc R&T	135		(32)		103
.St. Bernard Renewables Llc	13				13
Income taxes	(1,503)	73	2		(1,428)
Net profit	1,935	(177)	79		1,837
- Non-controlling interest	19				19
Net profit attributable to Eni's shareholders	1,916				1,818

Analysis of Profit and Loss account items

Sales from operations

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
6,004	Exploration & Production	6,334	7,322	(13)	23,903	31,194	(23)
3,001	Global Gas & LNG Portfolio	5,450	10,844	(50)	20,139	48,586	(59)
14,387	Enilive, Refining and Chemicals	13,551	14,736	(8)	52,558	59,178	(11)
2,669	Plenitude & Power	3,863	4,831	(20)	14,256	20,883	(32)
458	Corporate and other activities	578	598	(3)	1,972	1,886	5
(4,200)	Consolidation adjustments	(5,154)	(6,806)		(19,111)	(29,215)
22,319		24,622	31,525	(22)	93,717	132,512	(29)

Operating expenses

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
16,944	Purchases, services and other	19,836	28,252	(30)	73,887	102,529	(28)
50	Impairment losses (impairment reversals) of trade and other receivables, net	139	69	..	249	(47)	..
663	Payroll and related costs	933	817	14	3,136	3,015	4
10	of which: provision for redundancy incentives and other	218	82		258	202
17,657		20,908	29,138	(28)	77,272	105,497	(27)

DD&A, impairments, reversals and write-off

Q3		Q4			Full Year
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
1,443	Exploration & Production	1,609	1,783	(10)	6,148	6,017	2
58	Global Gas & LNG Portfolio	62	58	7	233	217	7
128	Enilive, Refining and Chemicals	157	129	22	524	506	4
116	Plenitude & Power	122	96	27	466	358	30
32	Corporate and other activities	44	38	16	142	140	1
(8)	Impact of unrealized intragroup profit elimination	(9)	(8)		(34)	(33)
1,769	Total depreciation, depletion and amortization	1,985	2,096	(5)	7,479	7,205	4
36	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	1,377	875		1,802	1,140
1,805	Depreciation, depletion, amortization, impairments and reversals	3,362	2,971	13	9,281	8,345	11
85	Write-off of tangible and intangible assets	315	500		535	599
1,890		3,677	3,471	6	9,816	8,944	10

Income (expense) from investments

(€ million)
Full Year 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	1,009	49	343	(55)	(32)	1,314
Dividends	194		60		1	255
Net gains (losses) on disposals	8	420	2			430
Other income (expense), net	(1)	444	(13)		(7)	423
	1,210	913	392	(55)	(38)	2,422

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2023	Dec. 31, 2022	Change
Total debt	28,729	26,917	1,812
- Short-term debt	7,013	7,543	(530)
- Long-term debt	21,716	19,374	2,342
Cash and cash equivalents	(10,193)	(10,155)	(38)
Financial assets measured at fair value through profit or loss	(6,782)	(8,251)	1,469
Financing receivables held for non-operating purposes	(855)	(1,485)	630
Net borrowings before lease liabilities ex IFRS 16	10,899	7,026	3,873
Lease Liabilities	5,336	4,951	385
- of which Eni working interest	4,856	4,457	399
- of which Joint operators' working interest	480	494	(14)
Net borrowings after lease liabilities ex IFRS 16	16,235	11,977	4,258
Shareholders' equity including non-controlling interest	53,618	55,230	(1,612)
Leverage before lease liability ex IFRS 16	0.20	0.13	0.07
Leverage after lease liability ex IFRS 16	0.30	0.22	0.08

Consolidated financial statements

BALANCE SHEET

(€ million)
	Dec. 31, 2023	Dec. 31, 2022
ASSETS
Current assets
Cash and cash equivalents	10,193	10,155
Financial assets measured at fair value through profit or loss	6,782	8,251
Other financial assets	896	1,504
Trade and other receivables	16,713	20,840
Inventories	6,186	7,709
Income tax assets	460	317
Other assets	5,642	12,821
	46,872	61,597
Non-current assets
Property, plant and equipment	56,299	56,332
Right of use assets	4,834	4,446
Intangible assets	6,379	5,525
Inventory - compulsory stock	1,576	1,786
Equity-accounted investments	12,618	12,092
Other investments	1,244	1,202
Other financial assets	2,352	1,967
Deferred tax assets	4,480	4,569
Income tax assets	142	114
Other assets	3,260	2,236
	93,184	90,269
Assets held for sale	2,609	264
TOTAL ASSETS	142,665	152,130
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,092	4,446
Current portion of long-term debt	2,921	3,097
Current portion of long-term lease liabilities	1,128	884
Trade and other payables	20,734	25,709
Income taxes payable	1,685	2,108
Other liabilities	5,584	12,473
	36,144	48,717
Non-current liabilities
Long-term debt	21,716	19,374
Long-term lease liabilities	4,208	4,067
Provisions for contingencies	15,533	15,267
Provisions for employee benefits	748	786
Deferred tax liabilities	4,702	5,094
Income taxes payable	38	253
Other liabilities	4,096	3,234
	51,041	48,075
Liabilities directly associated with assets held for sale	1,862	108
TOTAL LIABILITIES	89,047	96,900
Share capital	4,005	4,005
Retained earnings	32,686	23,455
Cumulative currency translation differences	5,570	7,564
Other reserves and equity instruments	8,483	8,785
Treasury shares	(2,333)	(2,937)
Net profit (loss)	4,747	13,887
Total Eni shareholders' equity	53,158	54,759
Non-controlling interest	460	471
TOTAL SHAREHOLDERS' EQUITY	53,618	55,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	142,665	152,130

GROUP PROFIT AND LOSS ACCOUNT

Q3		Q4		Full Year
2023	(€ million)	2023	2022	2023	2022
22,319	Sales from operations	24,622	31,525	93,717	132,512
331	Other income and revenues	405	290	1,150	1,175
22,650	Total revenues	25,027	31,815	94,867	133,687
(16,944)	Purchases, services and other	(19,836)	(28,252)	(73,887)	(102,529)
(50)	Impairment reversals (impairment losses) of trade and other receivables, net	(139)	(69)	(249)	47
(663)	Payroll and related costs	(933)	(817)	(3,136)	(3,015)
23	Other operating (expense) income	414	371	478	(1,736)
(1,769)	Depreciation, Depletion and Amortization	(1,985)	(2,096)	(7,479)	(7,205)
(36)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(1,377)	(875)	(1,802)	(1,140)
(85)	Write-off of tangible and intangible assets	(315)	(500)	(535)	(599)
3,126	OPERATING PROFIT (LOSS)	856	(423)	8,257	17,510
1,874	Finance income	2,347	2,376	7,417	8,450
(2,126)	Finance expense	(2,435)	(2,602)	(8,113)	(9,333)
128	Net finance income (expense) from financial assets measured at fair value through profit or loss	31	57	284	(55)
4	Derivative financial instruments	(53)	(67)	(61)	13
(120)	FINANCE INCOME (EXPENSE)	(110)	(236)	(473)	(925)
357	Share of profit (loss) of equity-accounted investments	266	665	1,314	1,841
75	Other gain (loss) from investments	118	437	1,108	3,623
432	INCOME (EXPENSE) FROM INVESTMENTS	384	1,102	2,422	5,464
3,438	PROFIT (LOSS) BEFORE INCOME TAXES	1,130	443	10,206	22,049
(1,503)	Income taxes	(950)	227	(5,370)	(8,088)
1,935	Net profit (loss)	180	670	4,836	13,961
	attributable to:
1,916	- Eni's shareholders	149	627	4,747	13,887
19	- Non-controlling interest	31	43	89	74

	Earnings per share (€ per share)
0.57	- basic	0.05	0.22	1.41	3.96
0.57	- diluted	0.05	0.21	1.40	3.95
	Weighted average number of shares outstanding (million)
3,290.2	- basic	3,242.8	3,371.9	3,303.8	3,483.6
3,300.0	- diluted	3,306.1	3,378.2	3,327.1	3,490.0

COMPREHENSIVE INCOME (LOSS)

	Q4		Full Year
(€ million)	2023	2022	2023	2022
Net profit (loss)	180	670	4,836	13,961
Items that are not reclassified to profit or loss in later periods	(18)	20	11	114
Remeasurements of defined benefit plans	(31)	(10)	(31)	60
Share of other comprehensive income on equity accounted entities		2		3
Change in the fair value of interests with effects on other comprehensive income	3	18	32	56
Taxation	10	10	10	(5)
Items that may be reclassified to profit in later periods	(2,253)	(1,498)	(1,587)	1,643
Currency translation differences	(2,344)	(5,035)	(1,994)	1,095
Change in the fair value of cash flow hedging derivatives	135	5,045	541	794
Share of other comprehensive income on equity-accounted entities	(4)	(45)	24	(12)
Taxation	(40)	(1,463)	(158)	(234)
Total other items of comprehensive income (loss)	(2,271)	(1,478)	(1,576)	1,757
Total comprehensive income (loss)	(2,091)	(808)	3,260	15,718
attributable to:
- Eni's shareholders	(2,122)	(847)	3,171	15,643
- Non-controlling interest	31	39	89	75

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2022		44,519
Total comprehensive income (loss)	15,718
Dividends paid to Eni's shareholders	(3,022)
Dividends distributed by consolidated subsidiaries	(60)
Coupon of perpetual subordinated bonds	(138)
EniPower operation	542
Net purchase of treasury shares	(2,400)
Tax on hybrid bond coupon	44
Other changes	27
Total changes		10,711
Shareholders' equity at December 31, 2022		55,230
attributable to:
- Eni's shareholders		54,759
- Non-controlling interest		471

Shareholders' equity at January 1, 2023		55,230
Total comprehensive income (loss)	3,260
Dividends paid to Eni's shareholders	(3,005)
Dividends distributed by consolidated subsidiaries	(36)
Coupon of perpetual subordinated bonds	(138)
Net purchase of treasury shares	(1,837)
Issue of convertible bond	79
Taxes on hybrid bond coupon	40
Other changes	25
Total changes		(1,612)
Shareholders' equity at December 31, 2023		53,618
attributable to:
- Eni's shareholders		53,158
- Non-controlling interest		460

GROUP CASH FLOW STATEMENT

Q3		Q4		Full Year
2023	(€ million)	2023	2022	2023	2022
1,935	Net profit (loss)	180	670	4,836	13,961
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,769	Depreciation, depletion and amortization	1,985	2,096	7,479	7,205
36	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,377	875	1,802	1,140
85	Write-off of tangible and intangible assets	315	500	535	599
(357)	Share of (profit) loss of equity-accounted investments	(266)	(665)	(1,314)	(1,841)
(11)	Gains on disposal of assets, net	(12)	(65)	(441)	(524)
(69)	Dividend income	(94)	(134)	(255)	(351)
(135)	Interest income	(146)	(50)	(517)	(159)
253	Interest expense	265	273	1,000	1,033
1,503	Income taxes	950	(227)	5,370	8,088
(107)	Other changes	(173)	(242)	(700)	(2,773)
(140)	Cash flow from changes in working capital	657	3,397	1,811	(1,279)
(1,025)	- inventories	754	2,203	1,792	(2,528)
(615)	- trade receivables	(2,106)	281	3,322	(1,036)
764	- trade payables	2,851	1,536	(4,829)	2,284
(16)	- provisions for contingencies	253	709	97	2,028
752	- other assets and liabilities	(1,095)	(1,332)	1,429	(2,027)
(69)	Net change in the provisions for employee benefits	47	36	1	39
342	Dividends received	573	811	2,255	1,545
101	Interest received	205	87	459	116
(239)	Interest paid	(172)	(163)	(919)	(851)
(1,378)	Income taxes paid, net of tax receivables received	(1,516)	(2,606)	(6,283)	(8,488)
3,519	Net cash provided by operating activities	4,175	4,593	15,119	17,460
(2,438)	Cash flow from investing activities	(3,688)	(3,324)	(12,404)	(10,793)
(1,806)	- tangible assets	(2,382)	(2,597)	(8,739)	(7,700)
	- prepaid right of use		(3)		(3)
(67)	- intangible assets	(284)	(167)	(476)	(356)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(649)	(743)	(1,277)	(1,636)
(60)	- investments	(73)	(323)	(1,315)	(1,675)
(54)	- securities and financing receivables held for operating purposes	(213)	(119)	(415)	(350)
(451)	- change in payables in relation to investing activities	(87)	628	(182)	927
278	Cash flow from disposals	(13)	949	845	2,989
25	- tangible assets	55	119	122	149
	- intangible assets		5	32	17
15	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		(28)	395	(60)
11	- investments	1	175	47	1,096
7	- securities and financing receivables held for operating purposes	1	351	32	483
220	- change in receivables in relation to disposals	(70)	327	217	1,304
355	Net change in receivables and securities not held for operating purposes	1,173	(590)	2,194	786
(1,805)	Net cash used in investing activities	(2,528)	(2,965)	(9,365)	(7,018)

GROUP CASH FLOW STATEMENT (continued)

Q3		Q4		Full Year
2023	(€ million)	2023	2022	2023	2022
921	Increase in long-term debt		(1)	4,971	130
(2,374)	Payment of long-term debt	(278)	(286)	(3,161)	(4,074)
(195)	Payment of lease liabilities	(293)	(227)	(963)	(994)
(623)	Increase (decrease) in short-term financial debt	1,241	(298)	(1,495)	1,375
(790)	Dividends paid to Eni's shareholders	(747)	(738)	(3,046)	(3,009)
(9)	Dividends paid to non-controlling interests	(7)	(47)	(36)	(60)
	Net capital issuance from non-controlling interest		71	(16)	92
	Disposal (acquisition) of additional interests in consolidated subsidiaries	(3)	(6)	(60)	536
(607)	Net purchase of treasury shares	(790)	(1,224)	(1,803)	(2,400)
79	Effect issue of convertible bonds			79
	Interest payment of perpetual hybrid bond	(51)	(51)	(138)	(138)
(3,598)	Net cash used in financing activities	(928)	(2,807)	(5,668)	(8,542)
40	Effect of exchange rate changes on cash and cash equivalents and other changes	(87)	(136)	(62)	16
(1,844)	Net increase (decrease) in cash and cash equivalents	632	(1,315)	24	1,916
11,417	Cash and cash equivalents - beginning of the period	9,573	11,496	10,181	8,265
9,573	Cash and cash equivalents - end of the period	10,205	10,181	10,205	10,181

Capital expenditure

Q3		Q4			Full Year
2023	(€ million)	2023	2022	%Ch.	2023	2022	%Ch.
1,425	Exploration & Production	1,809	1,999	(10)	7,133	6,252	14
	of which: - acquisition of proved and unproved properties		(11)	..		260	..
203	- exploration	215	285	(25)	784	708	11
1,213	- oil & gas development	1,569	1,704	(8)	6,293	5,238	20
4	Global Gas & LNG Portfolio	6	9	(33)	16	23	(30)
199	Enilive, Refining and Chemicals	429	461	(7)	982	878	12
158	- Enilive and Refining	352	317	11	795	623	28
41	- Chemicals	77	144	(47)	187	255	(27)
148	Plenitude & Power	285	191	49	740	631	17
124	- Plenitude	254	127	..	637	481
24	- Power	31	64	(52)	103	150	(31)
104	Corporate and other activities	145	104	39	363	276	32
(7)	Impact of unrealized intragroup profit elimination	(8)			(19)	(4)
1,873	Capital expenditure ⁽ᵃ⁾	2,666	2,764	(4)	9,215	8,056	14

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€966 million and €61 million in the full year 2023 and 2022, respectively, €294 million and €22 million in the fourth quarter 2023 and 2022, respectively and €483 million in the third quarter 2023).

In the FY ’23, capital expenditure amounted to €9,215 mln (€8,056 mln in the FY ’22) increasing by 14% y-o-y, and mainly related to:

•	oil and gas development activities (€6,293 mln) mainly in Côte d'Ivoire, Congo, Egypt, Italy, the United Arab Emirates, Libya and Algeria;
•	bio and traditional refining in Italy and outside Italy and biomethane activities (€621 mln) relating to development activities, maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€174 mln) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;
•	Plenitude (€637 mln) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Sustainability performance

		Full Year
		2023	2022
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.40	0.41
Direct GHG emissions (Scope 1)	(mmtonnes CO₂ eq.)	38.7	39.4
Direct methane emissions (Scope 1)	(ktonnes CH₄)	39.1	49.6
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	1.0	1.1
Total volume of oil spills (>1 barrel)	(kbbl)	12.8	6.1
Re-injected production water	(%)	60	59
KPIs refer to 100% of the operated assets and also include the contribution of cooperated assets.

•	TRIR (Total recordable injury rate) of the workforce amounted to 0.40, decreasing when compared to 2022, due to lower number of injury events occurred to the contractors. When compared to 2014, TRIR was down 42%.
•	Direct GHG emissions (Scope 1) amounted to 38.7 million tonnes of CO2eq, reporting a slight decrease compared to 2022, mainly due to lower emissions in the Chemical, Power and GGP businesses, partly offset by increases in the Exploration & Production segment.
•	Direct methane emissions (Scope 1) decreasing compared to 2022 thanks to the continuous monitoring and maintenance campaigns of fugitive emissions in the Upstream asset in line with the requirements of the Oil & Gas Methane Partnership 2.0, as well as reflecting changes from portfolio activities.
•	Volumes of hydrocarbon sent to routing flaring reported a reduction compared to 2022, mainly thanks to the launch of flaring down projects in Egypt (Agiba), Nigeria (NAOC) and Ghana.
•	Total volume of oil spills: increased when compared to 2022 mainly due to an operational spill of fuel oil, fully recovered. Overall, the volume of oil spills from sabotage reports a decreasing trend, notwithstanding the increased number of occurrences in Nigeria.
•	Re-injected production water increasing when compared to 2022, mainly due to the Libya’s contribution.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q3			Q4		Full Year
2023			2023	2022	2023	2022
68	Italy	(kboe/d)	66	80	69	82
172	Rest of Europe		182	182	177	189
286	North Africa		352	291	301	267
313	Egypt		303	328	318	346
308	Sub-Saharan Africa		307	273	298	289
147	Kazakhstan		178	150	163	126
187	Rest of Asia		185	171	183	174
144	Americas		129	135	139	127
10	Australia and Oceania		6	7	7	10
1,635	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾		1,708	1,617	1,655	1,610
330	- of which Joint Ventures and associates		337	314	328	260
135	Production sold ⁽ᵃ⁾	(mmboe)	145	134	546	532

PRODUCTION OF LIQUIDS BY REGION

Q3			Q4		Full Year
2023			2023	2022	2023	2022
28	Italy	(kbbl/d)	28	35	29	36
105	Rest of Europe		113	106	105	109
117	North Africa		134	136	125	125
67	Egypt		63	76	67	77
172	Sub-Saharan Africa		174	166	171	175
105	Kazakhstan		122	111	115	88
87	Rest of Asia		83	78	85	78
77	Americas		64	68	72	63
-	Australia and Oceania		-	-	-	-
758	Production of liquids		781	776	769	751
183	- of which Joint Ventures and associates		187	176	180	132

PRODUCTION OF NATURAL GAS BY REGION

Q3			Q4		Full Year
2023			2023	2022	2023	2022
210	Italy	(mmcf/d)	200	236	211	242
353	Rest of Europe		364	400	374	420
882	North Africa		1,140	816	920	752
1,291	Egypt		1,254	1,331	1,310	1,413
711	Sub-Saharan Africa		691	565	667	598
222	Kazakhstan		292	204	255	199
521	Rest of Asia		536	490	512	507
351	Americas		341	350	349	340
49	Australia and Oceania		33	34	37	52
4,590	Production of natural gas		4,851	4,426	4,635	4,523
771	- of which Joint Ventures and associates		788	723	775	674

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (131 and 139 kboe/d in the fourth quarter of 2023 and 2022, respectively, 127 and 124 kboe/d in the full year of 2023 and 2022, respectively, and 119 kboe/d in the third quarter of 2023).